United States

Securities and Exchange Commission

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

ANADIGICS, Inc.
(Exact name of registrant as specified in its charter)
Delaware	0-25662	22-2582106
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

141 Mount Bethel Road
Warren, New Jersey 07059
(Address of principal executive offices) (Zip Code)

Terrence G. Gallagher, Executive Vice President and Chief Financial Officer
(908) 668-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

This Form SD of ANADIGICS, Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at: http://www.anadigics.com/investors/sec_filings

Item 1.02   Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ANADIGICS, Inc.

By:	/s/ Terrence G. Gallagher	Date: May 29, 2015
Terrence G. Gallagher
Executive Vice President and Chief Financial Officer